200 West Street | New York, NY 10282-2198
212-902-1000

RECEIVED
JUL 1 9 2022
OFFICE OF THE SECRETARY



July 7, 2022

U.S. Securities and Exchange Commission
Office of the Secretary
100 F Street, N.E.
Washington, D.C. 20549

      RE: Angel Pond Holdings Corporation / Mangomill plc

Ladies and Gentlemen:

Goldman Sachs & Co. LLC and Goldman Sachs (Asia) L.L.C. (together, "**Goldman Sachs**")
hereby submit the enclosed resignation letter (the "**Resignation Letter**"). The Resignation
Letter was previously delivered to Angel Pond Holdings Corporation (the "**Company**") and
Mangomill plc ("**Irish Holdco**") to inform them that Goldman Sachs has resigned and ceased to
act as capital markets advisor to the Company and any related capacity, relationship or role in
connection with the proposed business combination of the Company and MariaDB Corporation
Ab and that Goldman Sachs will not be responsible for any part of Irish Holdco's Registration
Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the
"**Commission**") on June 22, 2022 (File No. 333-265755), including any amendments thereto or
documents incorporated therein (the "**Registration Statement**").

This letter is being furnished to the Commission in accordance with Section 11(b)(1) of the
Securities Act of 1933, as amended, to notify the Commission that Goldman Sachs will not be
responsible for the contents of the Registration Statement.

If you should have any questions regarding these matters, please contact Matthew Leavitt by
phone at (212) 902-5782 or by email at matt.leavitt@gs.com.

Sincerely,

GOLDMAN SACHS & CO. LLC

By _____

Name: Matthew Leavitt
Title: Managing Director

GOLDMAN SACHS (ASIA) L.L.C.

By _____

Name: Vikram Chavali
Title: Managing Director

cc: Angel Pond Holdings Corporation and Mangomill plc

Encl.